Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	October 15, 2013
For Immediate Release	NR#13-07

MAG SILVER WELCOMES GEORGE PASPALAS
AS PRESIDENT, CEO AND DIRECTOR

Vancouver, B.C. MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) (“MAG” or the “Company”) announced today that George Paspalas has been appointed as a member of the Company’s Board of Directors.  This coincides with his appointment as President and Chief Executive Officer as previously announced on June 20, 2013.

George Paspalas brings a wealth of technical, operating and capital market experience to MAG having been not only CEO of Aurizon for 2 years, but also holding senior management positions at Silver Standard where he was Chief Operating Officer for 4 years, and at Placer Dome where he held several senior positions including Senior Vice President of Projects - Technical Development and President and Chief Executive Officer, Placer Dome Africa. George brings to MAG a strong background covering the full spectrum from early stage development, mine construction and commissioning. George’s career has taken him through operations and project development globally with significant experience in Latin America, including Mexico.

As an incentive to join the Company as President and CEO, Mr. Paspalas has been granted 500,000 inducement stock options, subject to regulatory approvals, with a term of 5 years and an exercise price of C$5.35, vesting 1/3 immediately, 1/3 after 12 months and 1/3 after 24 months.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Peter Barnes”

Director, Chairman; Governance and Nominating Committee

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: www.magsilver.com Phone: (604) 630-1399 Toll free: (866) 630-1399	Email: info@magsilver.com Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

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This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/EDGAR.

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